EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

Plan Administrator and Investment Committee

Multi-Color Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-129151) on Form S-8 of Multi-Color Corporation of our report dated June 30, 2014, with respect to the statement of net assets available for benefits of the Multi-Color Corporation 401(k) Savings Plan as of December 31, 2013, the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Multi-Color Corporation 401(k) Savings Plan.

/s/ KPMG LLP

Cincinnati, Ohio

July 10, 2014